UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Coherus BioSciences, Inc.

(Name of lssuer)

Common Stock; $0.0001 par value

(Title of Class of Securities)

19249H103

(CUSIP Number)
November 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-l (b)
[x]     Rule 13d-l (c)
[ ]     Rule 13d-l (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.     Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Eli Lilly and Company
35-0470950

2.     Check the Appropriate Box if a Member of a Group
(a)x (b)

3.     SEC Use Only

4.     Citizenship or Place of Organization

Indiana

Number of shares beneficially owned by each reporting person with:

5.     Sole Voting Power: 0

6.    Shared Voting Power: 3,042,019

7.     Sole Dispositive Power: 0

8.     Shared Dispositive Power:    3,042,019

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

3,042,019

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
[ ]

11.     Percent of Class Represented by Amount in Row (9)

9.1%

12.     Type of Reporting Person

CO

1.     Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Lilly Ventures Fund I, LLC
26-4769290

2.     Check the Appropriate Box if a Member of a Group
(a) x (b)

3.     SEC Use Only

4.     Citizenship or Place of Organization

Delaware

Number of shares beneficially owned by each reporting person with:

5.     Sole Voting Power: 0

6.    Shared Voting Power: 3,042,019

7.     Sole Dispositive Power: 0

8.     Shared Dispositive Power:    3,042,019

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

3,042,019

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
[ ]

11.     Percent of Class Represented by Amount in Row (9)

9.1%

12.     Type of Reporting Person

OO

Item l(a)     Name of Issuer

Coherus BioSciences, Inc.

Item l(b)     Address of Issuer's Principal Executive Offices

201 Redwood Shores Parkway, Suite 200
Redwood City, California 94065

Item 2(a)     Name of Person Filing

This Statement is filed on behalf of:

Eli Lilly and Company, an Indiana corporation; and
Lilly Ventures Fund I, LLC, a Delaware corporation

Item 2(b)     Address of Principal Business Office, or if none, Residence

Eli Lilly and Company, Lilly Corporate Center, Indianapolis, IN 46285.
Lilly Ventures Fund I, LLC, 115 West Washington Street, Suite 1680-South, Indianapolis, IN 46204.

Item 2(c)     Citizenship

Eli Lilly and Company is an Indiana corporation. Lilly Ventures Fund I, LLC is a Delaware limited liability company.

Item 2(d)     Title of Class of Securities

Common Stock, par value $0.0001 par value

Item 2(e)     CUSIP Number

19249H103

Item 3.	Filing pursuant to Rules 13d-l(b) or 13d-2(b) or (c)

Not Applicable

Item 4.     Ownership

(a)     Amount Beneficially Owned:

As of the date hereof, Lilly Ventures Fund I, LLC (“the Fund”) and Eli Lilly and Company ("Lilly") own beneficially and of record 3,042,019 shares of Common Stock of Coherus BioSciences, Inc.

Lilly, as sole Managing Member of the Fund, and pursuant to provisions of the Limited Liability Company Agreement of the Fund, has voting authority with respect to shares owned by the Fund.

(b)     Percent of Class:

Lilly Ventures Fund I, LLC and Eli Lilly and Company may each be deemed to beneficially own 9.1% of the Common Stock of Coherus BioSciences, Inc.

(c)     Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
a.     Eli Lilly and Company: 0; and
b.    Lilly Ventures Fund I, LLC: 0.

(ii)	shared power to vote or to direct the vote:
a.     Eli Lilly and Company: 3,042,019: and
b.    Lilly Ventures Fund I, LLC: 3,042,019.
(iii)     sole power to dispose or to direct the disposition of:
a.     Eli Lilly and Company: 0: and
b.    Lilly Ventures Fund I, LLC: 0.
(iv)     shared power to dispose or to direct the disposition of:
a.     Eli Lilly and Company: 3,042,019; and
b.    Lilly Ventures Fund I, LLC: 3,042,019.

Item 5.     Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company

Not Applicable

Item 8.     Identification and Classification of Members of the Group

Not Applicable

Item 9.     Notice of Dissolution of Group

Not Applicable

Item 10.     Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 24, 2014
ELI LILLY AND COMPANY
By:     /s/ Jamie E. Haney
Name: Jamie E. Haney
Title: Assistant Secretary

LILLY VENTURES FUND I, LLC
By:     /s/ Jamie E. Haney
Name: Jamie E. Haney
Title: Authorized Person